UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

RightNow Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

76657R106

(CUSIP Number)

Greg R. Gianforte
RightNow Technologies, Inc.
136 Enterprise Boulevard
Bozeman, MT 59718
(406) 522-4200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 76657R106

1.	Names of Reporting Persons Greg R. Gianforte

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 4,198,330 shares of Common Stock. See Items 4 and 5.

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 4,198,330 shares of Common Stock. See Items 4 and 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,198,330 shares of Common Stock. See Items 4 and 5.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 76657R106

1.	Names of Reporting Persons Susan Gianforte

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 4,198,330 shares of Common Stock. See Items 4 and 5.

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 4,198,330 shares of Common Stock. See Items 4 and 5.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,198,330 shares of Common Stock. See Items 4 and 5.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 76657R106

Explanatory Note

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) amends and supplements the Schedule 13D that was originally filed on February 14, 2005, and that was amended and restated by Amendment No. 1 filed on May 27, 2005, amended and supplemented by Amendment No. 2 filed on October 13, 2005, amended and supplemented by Amendment No. 3 filed on December 15, 2005, amended and supplemented by Amendment No. 4 filed on March 27, 2006, amended and supplemented by Amendment No. 5 filed on June 20, 2006, amended and supplemented by Amendment No. 6 filed on November 8, 2006, amended and supplemented by Amendment No. 7 filed on December 14, 2006 and amended and supplemented by Amendment No. 8 filed on November 26, 2007 (as amended, restated and supplemented, the “Schedule 13D”) by Greg R. Gianforte and his spouse Susan Gianforte (“Mr. and Mrs. Gianforte”).  Mr. and Mrs. Gianforte are filing this Amendment No. 9 as a single joint filing statement on Schedule 13D to update the information regarding their beneficial ownership of shares of common stock, $0.001 par value per share (the “Common Stock”), of RightNow Technologies, Inc., a Delaware corporation (the “Company”), as a result of certain sales that have occurred under their Rule 10b5-1 plan, a gift by Mr. Gianforte to his Amended Trusts (defined below) for estate planning purposes, and automatic quarterly distributions to the Amended Trusts in satisfaction of the automatic annuity distribution obligations of Mr. and Mrs. Gianforte’s charitable remainder unitrusts.  Mr. Gianforte is filing this Amendment No. 9 as co-trustee of the Greg Gianforte Revocable Trust U/T/A 5/23/2005 and Susan Gianforte Revocable Trust U/T/A 5/23/2005, Tenants in Common (the “Amended Trusts”).  Mrs. Gianforte is joining Mr. Gianforte in filing this Amendment No. 9 because, as co-trustee with Mr. Gianforte of the above-described trusts, Mrs. Gianforte may be deemed to share voting and dispositive powers over the Common Stock registered in the names of those trusts.  Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Items 3, 4, 5 and 7 of the Schedule 13D are amended, supplemented and/or restated as set forth below:

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

On December 3, 2007 and December 7, 2007, an aggregate of 150,000 shares of Common Stock held by the Amended Trusts were sold at various market prices pursuant to the December 14, 2006 Rule 10b5-1 plan described under Item 4 of the Schedule 13D.  On December 31, 2007, automatic quarterly distributions of 3,745 shares of Common Stock held by the Unitrust #1 and 14,981 shares of Common Stock held by the Unitrust #2 were made to the Amended Trusts in satisfaction of the automatic annuity distribution obligations of the Unitrust #1 and the Unitrust #2.  On March 31, 2008, automatic quarterly distributions of 8,262 shares of Common Stock held by the Unitrust #1 and 32,899 shares of Common Stock held by the Unitrust #2 were made to the Amended Trusts in satisfaction of the automatic annuity distribution obligations of the Unitrust #1 and the Unitrust #2.  On June 24, 2008, Mr. Gianforte gifted an aggregate of 544,265 shares of Common Stock to the Amended Trusts, for no consideration, for estate planning purposes.  On June 30, 2008, automatic quarterly distributions of 7,192 shares of Common Stock held by the Unitrust #1 and 28,639 shares of Common Stock held by the Unitrust #2 were made to the Amended Trusts in satisfaction of the automatic annuity distribution obligations of the Unitrust #1 and the Unitrust #2.

CUSIP No. 76657R106

Except as indicated above, the information set forth in Item 3 of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is amended and supplemented by adding the following after the tenth paragraph thereof:
The gift of shares of Common Stock to the Amended Trusts was made for estate planning purposes.
Except as indicated above, the information set forth in Item 4 of the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer
Part (a) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)           As of the date hereof, Mr. and Mrs. Gianforte beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, an aggregate of 4,198,330 shares of Common Stock, constituting approximately 12.5% of the total number of shares of the Company’s Common Stock outstanding.  The approximate percentage of shares of Common Stock beneficially owned by Mr. and Mrs. Gianforte is based upon 33,665,028 shares of the Company’s Common Stock which is the total number of shares of the Company’s Common Stock outstanding as of the date hereof.

The amount disclosed as beneficially owned by Mr. and Mrs. Gianforte does not include an aggregate of 3,612,050 shares of Common Stock held by the Gianforte Family Charitable Trust, a tax-exempt private foundation.  Mr. and Mrs. Gianforte disclaim beneficial ownership of the shares held by such tax-exempt private foundation pursuant to Rule 13d-4 of the Securities Exchange Act of 1934.

Part (b) of Item 5 of the Schedule 13D is amended and restated to read as follows:

(b)           As co-trustees of the Amended Trusts, Mr. and Mrs. Gianforte share the power to vote or to direct the vote, and share the power to dispose of or to direct the disposition of, the 2,044,048 shares of Common Stock held by the Amended Trusts.  Mr. and Mrs. Gianforte share the power to direct the vote, and share the power to direct the disposition of, the 500,000 shares held by the River  Trust.  As co-trustees of the Unitrust #1 and the Unitrust #2, Mr. and Mrs. Gianforte share the power to vote or to direct the vote, and share the power to dispose of or to direct the disposition of, the 480,801 shares of Common Stock held by the Unitrust #1 and the 1,173,481 shares of Common Stock held by the Unitrust #2.

Except as indicated above, the information set forth in Item 5 of the Schedule 13D remains unchanged.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits
1.	Joint Filing Agreement dated September 22, 2008 between Mr. and Mrs. Gianforte, filed herewith as Exhibit 99.1.
Except as indicated above, the remaining information set forth in the Schedule 13D remains unchanged.

CUSIP No. 76657R106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 2008
Date

/s/ Vicki Pollington
Signature

Vicki Pollington, as Attorney-in-Fact for Greg R. Gianforte, Chairman, Chief Executive Officer and President of RightNow Technologies, Inc.
Name/Title

September 22, 2008
Date

/s/ Vicki Pollington
Signature

Vicki Pollington, as Attorney-in-Fact for Susan Gianforte
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).